SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)

(Amendment No. 1)

Innotrac Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45767M109

(CUSIP Number)

Steven L. Wasserman, Chernett Wasserman Yarger Pasternak L.L.C.

1301 East 9th Street, Suite 3300, Cleveland, OH 44114, (216) 737-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45767M109		Page 2 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IPOF Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,969,000

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER 2,969,000

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,969,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) SHARES EXCLUDES CERTAIN ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 45767M109		Page 3 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Dadante

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 2,969,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 2,969,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,969,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) SHARES EXCLUDES CERTAIN ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 45767M109	Page 4 of 8

This Schedule 13D is filed on behalf of IPOF Fund (the “Fund”), an Ohio limited partnership, and David Dadante, the general partner of IPOF Fund, relating to shares of common stock, par value $0.10 per share, of Innotrac Corporation, a Georgia corporation (“Innotrac”).

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended and supplemented as follows:

The shares of common stock reported herein as having been acquired by IPOF Fund were acquired for the aggregate purchase price of approximately $5,459,653 (excluding commissions) with working capital of IPOF Fund.

Item 5.    Interest in Securities of the Issuer.

Items 5(a) and 5(c) of Schedule 13D are amended and supplemented as follows:

(a)  According to the most recently available filing with the Securities and Exchange Commission by Innotrac, there are 11,662,030 shares of common stock outstanding.

IPOF Fund beneficially owns 2,969,000 shares of common stock, or 25.5% of the outstanding shares of common stock. As general partner of IPOF Fund, Mr. Dadante may be deemed to beneficially own all shares of common stock held by IPOF Fund.

(c)  Since the filing of Schedule 13D dated July 30, 2003, IPOF Fund has acquired 708,412 shares of common stock in open market transactions as follows:

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)

12/08/2003	5,700	$9.50
12/05/2003	400	$9.45
12/04/2003	2,200	$9.48
12/02/2003	1,900	$9.35
12/01/2003	8,100	$9.25
11/28/2003	10,300	$9.10
11/25/2003	13,600	$8.46
11/25/2003	100	$9.00
11/21/2003	4,100	$8.41
11/20/2003	2,500	$8.41
11/20/2003	1,800	$8.39
11/18/2003	400	$8.44
11/17/2003	16,500	$8.40
11/14/2003	2,900	$8.39
11/13/2003	6,000	$8.39
11/13/2003	5,400	$8.34
11/12/2003	600	$8.40

CUSIP No. 45767M109	Page 5 of 8

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)

11/11/2003	1,000	$8.40
11/10/2003	4,700	$8.35
11/07/2003	1,200	$8.39
11/06/2003	2,100	$8.37
11/05/2003	8,400	$8.35
11/04/2003	2,200	$8.35
11/03/2003	4,000	$8.35
10/30/2003	14,200	$8.24
10/29/2003	6,600	$8.27
10/28/2003	1,800	$8.27
10/27/2003	13,400	$8.41
10/23/2003	2,700	$8.45
10/22/2003	21,156	$8.43
10/21/2003	32,444	$8.38
10/20/2003	3,400	$8.41
10/17/2003	2,700	$8.40
10/16/2003	800	$8.43
10/15/2003	300	$8.49
10/15/2003	10,300	$8.44
10/14/2003	100	$8.48
10/13/2003	3,350	$8.48
10/10/2003	3,100	$8.48
10/09/2003	700	$8.48
10/09/2003	7,520	$8.47
10/08/2003	16,000	$8.45
10/06/2003	100	$8.36
10/03/2003	4,131	$8.35
10/02/2003	62,719	$8.24
10/01/2003	4,953	$8.15
10/01/2003	27,977	$8.16
09/30/2003	850	$8.10
09/26/2003	17,200	$7.99
09/25/2003	8,000	$8.07
09/25/2003	33,950	$8.04
09/23/2003	5,000	$8.00
09/22/2003	5,000	$7.98
09/19/2003	3,500	$7.95
09/18/2003	6,900	$7.94
09/16/2003	800	$7.84
09/15/2003	1,750	$7.79
09/12/2003	700	$7.68
09/11/2003	100	$7.45
09/10/2003	3,800	$7.38
09/09/2003	10,900	$7.19
09/05/2003	800	$7.25

CUSIP No. 45767M109	Page 6 of 8

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)

09/04/2003	7,600	$7.27
09/03/2003	4,700	$7.28
09/02/2003	51,500	$7.25
08/29/2003	250	$7.17
08/29/2003	3,900	$7.15
08/27/2003	100	$7.12
08/26/2003	750	$6.93
08/25/2003	3,700	$6.80
08/22/2003	8,300	$6.57
08/21/2003	800	$6.53
08/21/2003	1,000	$6.59
08/20/2003	3,900	$6.58
08/20/2003	7,800	$6.55
08/18/2003	42,900	$6.45
08/18/2003	102,512	$6.53
08/07/2003	14,900	$6.45
08/06/2003	8,000	$6.45

Since the filing of Schedule 13D, IPOF Fund has sold 102,200 shares of common stock in open market transactions as follows:

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)

11/10/2003	10,000	$8.38
10/29/2003	7,900	$8.28
10/20/2003	2,600	$8.50
10/15/2003	10,000	$8.48
10/14/2003	3,000	$8.48
09/25/2003	25,000	$8.04
08/21/2003	43,700	$6.58

Item	6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is amended and supplemented as follows:

On November 21, 2003, Innotrac amended its Rights Agreement with Suntrust Bank to provide that IPOF Fund and Mr. Dadante will not trigger the poison pill under the Rights Agreement unless or until IPOF Fund acquires more that 40% of Innotrac’s outstanding stock or ceases to hold its common stock without any intention of changing or influencing control of Innotrac. Innotrac’s prior amendment to the Rights Agreement had increased the trigger percentage applicable to IPOF Fund and Mr. Dadante to 25%.

CUSIP No. 45767M109	Page 7 of 8

In connection with the amendment to the Rights Agreement, on November 24, 2003, Innotrac amended its agreement with Mr. Dadante and IPOF Fund. This amendment is attached as Exhibit 7.3.

Item 7.    Material to be Filed as Exhibits.

7.1	Joint Filing Agreement, incorporated by reference to Exhibit 7.1 to Schedule 13D Statement, dated July 30, 2003, filed on behalf of IPOF Fund and David Dadante

7.2	Amendment No. 3 dated November 24, 2003 to the Rights Agreement dated as of December 31, 1997 between Innotrac Corporation and Suntrust Bank, incorporated by reference to Exhibit 4.2(D) of Form 8-A/A of Innotrac Corporation filed on November 25, 2003

7.3	Amendment No. 1 dated as of November 24, 2003 to the Agreement entered into as of August 14, 2003 between IPOF Fund, David Dadante and Innotrac Corporation

CUSIP No. 45767M109	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 9, 2003

IPOF FUND

/S/ DAVID DADANTE
By:	David Dadante
Its:	General Partner

/S/ DAVID DADANTE
DAVID DADANTE